SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol Announces Its Results for the First Quarter of 2012

•	The consolidated average production was 743.4 MBOED1 in the first quarter of 2012, an increase of 8.3% compared to the consolidated average production for the first quarter of 2011.
•	Revenues, operating income, EBITDA2 and net income of Ecopetrol S.A. in the first quarter of 2012 grew by 24.1%, 28.9%, 24.2% and 27.6%, respectively, compared to the first quarter of 2011.
•	Ecopetrol S.A.’s net income for the first quarter of 2012 was COL$4,343.1 billion, equivalent to COL$105.63 per share.

BOGOTA, April 30, 2012/ — Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX:ECP) announced today its unaudited financial results, both consolidated and unconsolidated, for the first quarter of 2012, prepared and filed in Colombian pesos (COL$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública - RCP) of Colombia’s General Accounting Office.

Some figures in this report are presented in U.S. dollars (USD) where indicated. Tables shown in the body of the report are rounded to one digit. Figures presented in COP$ billion are equivalent to COP$ one thousand million.

Ecopetrol S.A. Financial Results Highlights

Unconsolidated
(COP$ Billion)	1Q 2012 *	1Q 2011 *	∆ %
Total sales	15,387.8	12,399.2	24.1%
Operating profit	6,928.3	5,376.7	28.9%
Net Income	4,343.1	3,404.6	27.6%
Earnings per share (COP$)	105.63	84.12
EBITDA	8,061.8	6,489.3	24.2%
EBITDA Margin	52%	52%

Consolidated
(COP$ Billion)	1Q 2012 *	1Q 2011 *	∆ %
Total sales	17,970.5	14,387.7	24.9%
Operating profit	7,480.7	5,678.9	31.7%
Net Income	4,273.9	3,110.3	37.4%
EBITDA	8,721.7	6,870.4	26.9%
EBITDA Margin	49%	48%

* Not audited, for illustration purposes only

1 Thousands of barrels of oil equivalent per day.

2 Earnings before taxes, interest, depreciation and amortization

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In the opinion of Ecopetrol S.A.’s CEO, Javier Gutiérrez:

“In the first quarter of 2012 the company continued growing in all its business segments, fulfilling its strategic goals and reaching record levels in volumes produced, transported and sold. Additionally, the favorable price environment, together with our competitive cost structure, allowed reaching record net income and EBITDA during the quarter.

In production, we reached a record level of 743 thousand barrels per day, a growth of 8% when compared to the same quarter of 2011.

Our hydrocarbon transportation segment continued growing in response to increases in production in Colombia. During the first quarter of the year, daily transportation capacity grew 7.5%.

Additionally, we launched the integrity program for the infrastructure of the country with the objective of verifying all of transportation systems in the country to improve and fortify the network to avoid incidents such as the ones in Dosquebradas and Cucuta.

Our refining team continued to advance the project to modernize the Barrancabermeja and Cartagena facilities in order to improve the quality of our products and the returns of the refining and petrochemical business.

Sales volume increased 5.6% in the previous twelve months as a result of the market diversification strategy for crude oil and products, in the midst of a favorable price scenario in the international market.

Given the record production, higher sale volumes and better prices, financial results were very positive. Revenues were 24% higher than in the first quarter of 2011 and net income amounted to COP$4.3 trillion. The company had a strong cash balance by the end of the first quarter of the year which amounted to COP$17.4 billion.

Regarding organizational consolidation, I highlight the continued improvement in the safety and security standards of our operations and the accident frequency index with time losses which is a clear evidence of this improvement. The index reduced to 0.99 accident per million of worked hours, from 1.56 a year ago.

Finally, in March of 2012 we held our Annual Shareholder Meeting with more than 16.000 shareholders, which is a record attendance. Beside presenting the management report and making the required elections, we approved a historically high dividend of COP$300 per share which was paid in one installment to our minority shareholders starting on April 25th.

To sum up, results of the first quarter are satisfactory and an important step towards the fulfillment of our goals in 2012.”

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Ecopetrol S.A. announces its results for the first quarter of 2012

Table of Contents

I. Financial and operating results		4
a.	Availability of crude and products	4
b.	Ecopetrol S.A. sales volume	5
c.	Crudes and product´s prices	7
d.	Financial results	8
e.	Ecopetrol’s cash flow	9
f.	Ecopetrol S.A. segment results	10
g.	Ecopetrol S.A. balance sheet	11
II. Business aspects		12
a.	Investment plan	12
b.	Exploration	12
c.	Production	14
d.	Refining and petrochemicals	17
e.	Transportation	18
f.	Biofuels	19
III. Organizational Consolidation, Social Corporate Responsibility and Corporate Governance		19
a.	Organizational consolidation	19
b.	Corporate responsibility	20
c.	Corporate governance	21
IV. Consolidated financial results		22
V. Presentation of results		24
VI. Exhibits		26
VII. Subsidiaries results		32

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I. Financial and operating results

a.	Availability of crude and products

The availability of Ecopetrol S.A.’s crude oil, products and volumes produced, purchased and imported is summarized in the following exhibit:

Ecopetrol S.A. (unconsolidated)

Gross oil and gas production

(MBOED)	1Q 2012	1Q 2011	∆ (%)
Crude Oil	579.1	537.0	7.8%
Natural Gas	108.4	97.1	11.6%
Total	687.5	634.1	8.4%

(-) Royalties
(MBOED)	1Q 2012	1Q 2011	∆ (%)
Crude Oil	85.7	82.6	3.8%
Natural Gas	21.1	20.4	3.4%
Total	106.8	103.0	3.7%

(=) Net oil and gas production
(MBOED)	1Q 2012	1Q 2011	∆ (%)
Crudo	493.4	454.4	8.6%
Gas natural	87.3	76.7	13.8%
Total	580.7	531.1	9.3%

Purchase volume (MBOED)*	1Q 2012	1Q 2011	∆ (%)
Crude Oil	196.6	171.9	14.4%
Products	6.8	6.9	-1.4%
Natural Gas	27.8	35.2	-21.0%
Total	231.2	214.0	8.0%

Imports volume (MBD)	1Q 2012	1Q 2011	∆ (%)
Products	96.6	70.3	37.4%

* Purchase volume includes royalties from Ecopetrol and other companies

The main source of hydrocarbons for Ecopetrol S.A. (unconsolidated) operations was net production of crude oil and gas, which increased by 9.3% when compared to the first quarter of 2011.

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During the first quarter of the year, the higher volume of imported products was caused mainly by: 1) higher demand for diesel due to the economic growth in Colombia; 2) greater crude oil diluent requirements to transport heavy crude and; 3) gasoline imports to secure supply during the scheduled maintenance of some units at the refineries.

Additionally, more crude oil was purchased in order given the business opportunities from the increase of production in Colombia.

Gas purchases fell mainly because of lower purchases royalties given that the Decree 2100 of 2011 now allows our partners to sell royalties directly.

b.	Ecopetrol S.A. sales volume

The following is a summary of sales volumes:

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (MBOED)	1Q 2012	1Q 2011	∆ (%)
Crude Oil	8.2	2.1	290.5%
Natural Gas	57.5	72.6	(20.8)%
Gasoline	66.2	68.7	(3.6)%
Medium Distillates	108.1	105.1	2.9%
LPG and propane	16.3	17.0	(4.1)%
Fuel oil	2.3	0.8	187.5%
Industrial and Petrochemical	14.2	16.8	(15.5)%

Total Local Sales	272.8	283.1	(3.6)%

Export sales volume (MBOED)	1Q 2012	1Q 2011	∆ (%)
Crude Oil	441.5	385.8	14.4%
Products	53.6	51.4	4.3%
Natural Gas	29.1	21.0	38.6%
Total Export Sales	524.2	458.2	14.4%

Sales to free trade zone (MBOED)	1Q 2012	1Q 2011	∆ (%)
Crude Oil	68.6	78.2	(12.3)%
Products	2.9	2.5	16.0%
Natural Gas	2.0	2.5	(20.0)%
Total sales to free trade zone	73.5	83.2	(11.7)%

Total sales volume	870.5	824.5	5.6%

International market (60% of the first quarter of 2012 sales, 69% including sales to Free Trade Zones/ Reficar S.A.):

The increase in volume exported by Ecopetrol (unconsolidated) was primarily the result of:

•	Crude oil: Higher availability of volumes of Magdalena Blend.

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•	Natural gas: Higher sales to Venezuela. Additionally, Ecopetrol exported directly some additional gas which last year was sold to local partners, to be later exported by them.
•	Products: Higher delivery of fuel oil production and gasoline from contracts signed with clients in Central America and the Caribbean.

The following is a summary of the main destinations of crude and product exports (not including natural gas) during the first quarters of 2011 and 2012:

Export destinations - Crudes
Destination	1Q 12	1Q 11
U.S. Gulf Coast	48.2%	45.1%
Far East	21.3%	19.2%
Caribbean	0.7%	14.4%
U.S. West Coast	12.2%	11.3%
South America	6.0%	4.1%
Europe	7.1%	2.9%
Central America	0.2%	1.6%
Canada	0.0%	1.4%
U.S. Atlantic Coast	4.3%	0.0%
	100.0%	100.0%

Export destinations - Products
Destination	1Q 12	1Q 11
U.S. Gulf Coast	31.2%	36.3%
Caribbean	41.2%	28.8%
U.S. Atlantic Coast	10.4%	31.8%
South America	0.0%	0.0%
Central America	0.7%	3.1%
Far East	16.2%	0.0%
U.S. West Coast	0.3%	0.0%
	100.0%	100.0%

In the first quarter of 2012, volumes of crude oil sold to Europe, the Far East and the U.S. increased, offset by a reduction in exports to the Caribbean. Higher volumes of products were sold to the Caribbean and the Far East.

Local market (40% of sales in the first quarter of 2012, 31% excluding sales to Free Trade Zone/Reficar S.A.):

The reduction in local sales volume in the first quarter of 2012 was primarily explained by the net result of:

1)	Lower sales volume of the following products:

•	Natural gas: due to a reduction in thermal generation in Colombia and higher volume exported directly. Also, starting January 2012, other companies were authorized to sign commercialization agreements to sell gas royalties (Decree 2100 of 2011). Therefore, Ecopetrol stopped selling gas royalties from some fields owned by third parties.
•	LPG and propane: lower demand due to its substitution by natural gas
•	Gasoline: decreased because the mix of ethanol in gasoline rose from 8% to 10% in Colombia’s central region. This new blend reduced Ecopetrol’s volume sold of gasoline.
•	Industrial and petrochemicals: Reduction in aromatics and polyethylene availability due to the maintenance stoppages in the Barrancabermeja refinery.

2)	Higher sales volume of the following products:

•	Crude oil: greater availability of heavy crude (Moriche, Jazmín and Rubiales) for marine fuel market (bunkers).

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•	Medium distillates: increase of jet fuel and diesel due to a greater demand driven by the Colombia’s economic growth (mainly mining industry and air travel).
•	Fuel oil: higher volumes produced.

c.	Crudes and product´s prices

Prices	1Q 2012	1Q 2011	∆ (%)
WTI (average) (US$/Bl)	102.9	94.2	9.2%
Brent (average) (US$/Bl)	118.3	105.2	12.5%
Export crude oil basket (US$/Bl)	111.2	89.1	24.8%
Crudes sold to free trade zone* (US$/Bl)	115.3	94.4	22.1%
Export products basket (US$/Bl)	106.3	88.4	20.2%
Products sold to free trade zone* (US$/Bl)	88.8	107.3	-17.2%
Natural gas basket (US$/MMBTU)	5.8	4.2	38.1%
Gas sold to free trade zone* (US$/MMBTU)	5.7	4.2	35.7%

* Free trade zone = Reficar S.A.

During the first quarter of 2012 there was a rise in the price of the export basket of crudes due to higher international prices and the strengthening of Castilla blend’s price, in line with the performance of heavy crudes. Price of crude oils have benefited from lower supply due to maintenance and operating problems in Venezuelan and Canadian pipelines.

Differentials of crude exports improved USD$9.0 per barrel versus Brent, and USD$13.4 per barrel versus WTI when compared to first quarter of 2011. The improvement comes after the geographic and index diversification trading strategy. Ecopetrol is no longer using WTI as a reference for trading, replacing it by other references such as Brent and Maya.

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d.	Financial results

Unconsolidated Income Statement
(COP$ Billion)	1Q 2012 *	1Q 2011	∆ (%)
Local Sales	4,539.3	4,089.5	11.0%
Export Sales	9,132.2	6,657.3	37.2%
Sales to free trade zone	1,347.6	1,302.5	3.5%
Sales of services	368.7	349.9	5.4%
Total Sales	15,387.8	12,399.2	24.1%
Variable Costs	6,091.0	4,817.5	26.4%
Fixed Costs	1,576.1	1,277.9	23.3%
Cost of Sales	7,667.1	6,095.4	25.8%
Gross profit	7,720.7	6,303.8	22.5%
Operating Expenses	792.4	927.1	(14.5)%
Operating Profit	6,928.3	5,376.7	28.9%
Non Operating Loss	(514.1)	(284.5)	80.7%
Income tax	2,071.1	1,687.6	22.7%
Net Income	4,343.1	3,404.6	27.6%

Earnings per share (COP$)	105.6	84.1	25.6%
EBITDA	8,061.8	6,489.3	24.2%
EBITDA Margin	52%	52%

* Not audited, for illustration purposes only

Operating income for the first quarter of 2012 increased by 24% compared to the same period of 2011, due mainly to: 1) higher international benchmark prices during the first quarter of 2012, which generated increases of 24.8% in export crude prices and 20.2% in export products; 2) a growth of 10.5% in export volumes (including sales to Free Trade Zone); 3) a decline of 3.6% in local sales volume, mainly natural gas; and 4) the negative effect of a 4.2% revaluation of the Colombian peso versus the U.S. dollar.

Cost of sales in the first quarter of 2012 was increased 25.8% compared to the same quarter of 2011. The variation is largely attributable to a 26.4% net increase in variable costs, as the result of: 1) a larger volume of crude purchased from the National Hydrocarbons Agency - ANH (980 MBOED), coupled with the US$22.4/Bl rise in average purchase price; 2) an increase in volumes and reference prices compared to first quarter 2011 of the following imports: diluent naphtha for transporting heavy crude (1,186 MBOED), gasoline (802 MBOED), and low sulfur diesel (405 MBOED).

A 23.3% increase in fixed costs as compared to the first quarter of last year is attributable mainly to greater operating activity, as well as 1) an increase in depreciations of COL$29.6 billion from new capitalizations; 2) COL$166.7 billion in expenditures on contracted services, namely association contracts where there was greater participation derived from the application of high price clauses and greater operating activity; and 3) COL$40.1 billion in maintenance works at refining plants, transportation systems and other facilities.

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In the first quarter of 2012, operating expenditures saw a reduction of 14.5% compared to the first period of 2011. The variation was primarily the result of 1) a reduction in exploration expenditures and projects given that figures from first quarter of 2011 include purchase rights to the Cano Sur block, and 2) increase in operating expenses and marketing associated mainly with the increased cost of transporting crude for export through the pipelines.

The operating margin for the first quarter of 2012 was 45.0%, compared to 43.4% for the first quarter of 2011.

The non-operating result for the first quarter amounted to a loss of COL$514 billion, compared to a loss of COL$284 in first quarter 2011. The main results of the variation stemmed from: 1) a loss from exchange rate of COL$264 billion; 2) provision expenses for COL$77 billion, mainly from a pension allowance for COL$106 billion because of lower returns of the portfolios that fund the company´s pension liability; and 3) a COL$ 107 billion improvement in the results of companies, coming from the equity method.

The growth in the income tax provision is mainly the result of a 26% net increase in pre-tax earnings.

Strong operating results produced largely by better prices, higher production and the effectiveness of certain cost initiatives drove Ecopetrol’s net income to increase by 27.6%, compared to the first quarter of 2011, to a total of COL$4,343 billion (COL$105.63 per share compared to COL$84.12 per share in the same prior last year). Net margin was 28.2%, versus 27.5% in the first quarter of 2011. EBITDA was COL$8,062 billion, a gain of 24.2%, with EBITDA margin remaining flat at 52% compared to the 2011 first quarter.

e.	Ecopetrol’s cash flow

Col$ Trillion *	1Q 2012	1Q 2011
Initial Cash	9,238	5,479
Cash generated from operations (+)	16,514	11,125
Cash used in operations (-)	(7,208)	(5,933)
Capex (-)	(1,339)	(1,557)
Acquisitions (-)	-	(769)
Dividend payments (-)	-	-
Equity offering (+)	121	-
New debt (+)	-	179
Other inflows (+/-)	604	-
Fx differences (+)	(566)	(20)
Final Cash	17,365	8,504

*For purposes of recording, balances in U.S. dollars are converted monthly at the average exchange rate. The initial cash position for each quarter is calculated based on the average rate for the last month of the respective quarter.

As of March 31, 2012 Ecopetrol had COL$17,365 billion in cash and portfolio investments (52% denominated in U.S. dollars).

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f.	Ecopetrol S.A. segment results

Quarterly Results by Segment
COP$ Billion	E&P		Refining & Petrochem.		Transportation		Sales and Marketing
	1Q-12	1Q-11	1Q-12	1Q-11	1Q-12	1Q-11	1Q-12	1Q-11
Domestic Sales	3,832.8	3,353.2	4,289.1	3,829.2	637.0	532.7	297.8	269.3
International Sales	6,144.7	4,695.5	911.7	773.1	-	-	3,423.4	2,491.2
Total Sales	9,977.6	8,048.7	5,200.7	4,602.3	637.0	532.7	3,721.2	2,760.5
Operating Revenues	6,712.3	4,751.8	(164.5)	201.2	271.7	231.2	108.8	192.6
Operating Margin	67.3%	59.0%	(3.2)%	4.4%	42.6%	43.4%	2.9%	7.0%
Net Income	4,370.5	3,234.8	(156.3)	(47.8)	87.7	110.3	41.2	107.4
Net Margin	43.8%	40.2%	(3.0)%	(1.0)%	13.8%	20.7%	1.1%	3.9%
EBITDA	7,636.1	5,671.9	(42.9)	315.5	357.6	307.7	111.2	194.2
Ebitda Margin	76.5%	70.5%	(0.8)%	6.9%	56.1%	57.8%	3.0%	7.0%

Note: The report by segment is calculated based on transfer prices between business units, using as reference export parity prices. Due to changes in methodology, 2011 crude pipeline and river transport expenses were reallocated to other segments.

Exploration and Production:

In the first quarter of 2012, net income for the segment was COL$4,370.5 billion, 35.1% above that of the same period a year ago. EBITDA margin was 76.5% because of the higher volumes sold and better sales prices due to the sales benchmark switch from WTI to other indexes. The segment results were affected by the attacks on the Cano Limon and Transandino oil Pipelines.

Refining:

In the first quarter of 2012 the segment had a net loss of COL$156 billion, COL$108 billion higher than that of the first quarter of last year, mainly as a result of higher raw material costs, whose price is set according to Ecopetrol´s crude export prices. In addition, the scheduled stoppage at the bottom product distillation column lowered the valuable product index at the Barrancabermeja Refinery and therefore the margins. EBITDA margin was -0.8% compared to 6.9% for the first quarter of last year.

Transportation:

This segment had net income of COL$87.7 billion in the first quarter of 2012, down 20.5% compared to the first quarter of last year (COL$110 billion). Earnings rose as a result of the higher volumes of production countrywide. However, costs and expenses increased significantly primarily because of maintenance expenditures related to our transportation infrastructure. Non-operating expenses increased substantially due to recognition of the equity tax. EBITDA margin for the first quarter of 2012 was 56.1% compared to 57.8% for the same period of 2011.

Sales and Marketing:

In the first quarter of 2012, the segment recorded net income of COL$41.2 billion, a COL$66.2 billion decline compared to the same period of 2011. This was the result of the higher transportation cost of crude and solvent purchases for transporting heavy crude, plus lower trading margins for gas. The segment had a significant non-operating impact due to a revaluation, taking into account that the main destinations of its products are foreign markets. EBITDA margin for the quarter was 3.0%, while in last year’s first quarter it was 7.0%.

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g.	Ecopetrol S.A. balance sheet

Unconsolidated Balance Sheet
(COP$ Billion)	March 31, 2012	December 31, 2011	∆ (%)
Current Assets	20,765.4	15,824.1	31.2%
Long Term Assets	72,432.2	69,427.1	4.3%
Total Assets	93,197.6	85,251.2	9.3%
Current Liabilities	29,543.9	13,818.3	113.8%
Long Term Liabilities	16,587.4	16,421.8	1.0%

Total Liabilities	46,131.3	30,240.1	52.6%
Equity	47,066.3	55,011.0	(14.4)%
Total Liabilities and Shareholders´ Equity	93,197.6	85,251.1	9.3%

Debit Memorandum accounts	121,666.8	122,266.3
Credit Memorandum accounts	101,153.8	103,461.1

The main variations in assets stemmed from: 1)  an increase in cash and cash equivalents from higher treasury surpluses caused by higher hydrocarbon prices during the first quarter of 2012; 2) an increase in investments, mainly Term Deposits and short-term Treasury Securities to be used in payment of taxes, dividends and investments; 3) Reductions in accounts receivables, especially the US$831 million payment by the Cartagena Refinery for sale of crude; 4) an increase in projects for COL$881 billion; 5) Capitalizations by Ecopetrol Oleo é Gas do Brasil Ltda for US$29.5 million, Ecopetrol Capital AG for US$130 million, and Ecopetrol Global Energy for COP$94 million.

As of the end of March 2012, liabilities represented 49.5% of assets. The main variations occurred in: 1) current liabilities from the recognition of the 2011 dividend payment obligation in the amount of COL$12,335 billion, equivalent to COL$300 per share and, 2) an the increase in tax obligation provision (income tax) of COL$8,434 billion.

Financial obligations accounted for 12.7% of total liabilities and the equivalent of 6.3% of total assets, including: 1) a 2009 credit facility with 11 national banks for COL$ 1,998 billion; 2) a US$1,500 million bond issue in 2010; 3) internal public debt bonds for COL$1,000 billion; 4) Gibraltar Gas Plant contract (BOMT) with the firm Union Temporal Gas Gibraltar, whose balance as of March was COL$63.2 billion.

Equity amounted to COL$47,066 billion as of March 2012, compared to COL$55,011 million at the end of 2011. The variation is due to the transfer to accounts payable of dividends paid on 2011 earnings, offset by COL$4,343 billion in first quarter 2012´s net income.

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II. Business aspects

a.	Investment plan

The following is a summary of investments by Ecopetrol for the first quarter of 2012 and 2011:

Capex (US$ million)
Business Segment	1Q 2012	1Q 2011		Δ (%)
Exploration	62.0	289.0		-79%
Production	697.0	629.0		11%
Refining and Petrochemicals	46.0	75.0		-39%
Transportation	126.0	118.0		7%
Subsidiaries	166.0	322.0		-48%
Acquisitions	-	410.0		-100%
Corporate	10.0	12.0		-17%
Total	1,107.0	1.855,0	*	-40%
* Investments in acquisitions and new exploration business were revised in order to show accrued amounts instead of committed amounts.

Investments in the first quarter of 2012 totaled US$1,107.0 million, a reduction of 40% when compared to the same quarter of 2011, explained mainly by: 1) the authorization given in the first quarter of 2011 for the purchase and development of the Caño Sur block and, 2) the approval of additional resources to pay the obligations from the acquisition of Equion Energía.

Of the total invested in the quarter, 63% was allocated to production (US$697.0 million), 15% to subsidiaries (US$166.0 million), 11% to transportation (US$126.0 million), 6% to exploration (US$62.0 million), 4% to refining and petrochemicals (US$46.0 million) and the remaining 1% to the corporate segment (US$10.0 million).

b.	Exploration

Exploration in Colombia:

During the first quarter of 2012, the Tisquirama Este-1 well was drilled in the Tisquirama Block in the province of Cesar, 100% owned and operated by Ecopetrol. As of the end of the quarter this well was in evaluation but later in April the presence of hydrocarbons was confirmed, with an initial production of 624 MBOD and API of 23. In order to estimate full potential, further tests will take place in the coming months as well as drilling of two appraisal wells.

Additionally, Ecopetrol (as operator) drilled two stratigraphic wells on block CPE-2 located in Vichada province, which were dry. Seven exploratory appraisal wells were drilled, six of them on the Quifa block (operated by Metapetroleum), and the remainder on the Cano Sur block (operated by Ecopetrol).

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Additionally, drilling was completed on La Luna 1, Ecopetrol´s first stratigraphic well in the search for non-conventional hydrocarbons. Results of the well were under evaluation at the end of the first quarter of 2012.

At the end of the quarter, Ecopetrol was drilling three stratigraphic wells, two on block CPE-2 and one on block CPO-9. Additionally, two appraisal wells were being drilled on Quifa block by the operator Metapetroleum.

Regarding offshore activity, during the quarter, the exploration platform Offshore Mischief arrived to Cartagena, which is a specialized rig to drill during the next six months the exploratory wells Mapalé 1 and Mapalé 2, located in the Caribbean offshore. The objective is to determine if there are commercial hydrocarbon reserves on block RC5, assigned by the ANH to the partnership of Ecopetrol (30%), Equión Energía (30%), and Petrobras (40%).

Drilling in Colombia (A2/A3 and Stratigraphic) - 1Q 2012

Ecopetrol S.A.

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A3/A2	1	0	1	0
Stratigraphic*	3	0	1	2

* Includes one stratigraphic well of unconventional hydrocarbons

Regarding the activities of our subsidiaries, Hocol drilled four A3/A2 and five stratigraphic wells during the first quarter of 2012. There was presence of hydrocarbons in two A3/A2 wells, one is being evaluated (Mamey), and one was declared dry (Margay). Two of the five stratigraphic wells showed presence of hydrocarbons and three were declared dry (ST1, ST3, ST5).

Drilling in Colombia (A2/A3 and Stratigraphic) - 1Q 2012

Hocol

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A3/A2	4	2	1	1
Stratigraphic	5	2	0	3

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The following is a summary of successful wells:

Exploratory wells
Quarter	Operator	Basin	Block	Well
1	Hocol	Llanos	Guarrojo	Pintado
1	Hocol	Llanos	CPO 17	Dorcas

Stratigraphic wells
Quarter	Operator	Basin	Block	Well
1	Hocol	Llanos	CPO 16	ST3A
1	Hocol	Llanos	CPO 16	ST6

International exploration:

During the first quarter of the year, the Itauna 2 appraisal well was drilled in Brasil in the BMC-29-Block, where Ecopetrol has a 50% interest and Anadarko (the operator) has the remainder 50%. Results were under evaluation by the end of the quarter.

In March, the Bureau of Ocean Energy Management (BOEM) of the U.S. Department of the Interior officially awarded to Ecopetrol America Inc blocks EB–284, 285, 328 and 329, located in deep wathers of the East Breaks sector of the U.S. Gulf Coast. Additionally, the awarding of the KC-623 block, at the Keathley Canyon sector was confirmed in February. With these announcements on the results of Lease Sale 218, Ecopetrol adds five new exploratory wells to its portfolio in the U.S. Gulf Coast,.

c.	Production

Corporate Group Production:

The consolidated gross production was 743.4 MBOED3 in the first quarter of 2012, an increase of 8.3% compared to the production in the same quarter of 2011.

In the first quarter of 2012, Ecopetrol S.A.’s gross production (including royalties) accounted for 92.5% of the Corporate Group´s total production, Hocol 3.9%, Equion 2.3%, Savia 1.0%, and Ecopetrol America the remaining 0.3%.

3 Includes 7.2 MBOED of white products

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Corporate Group´s Production

Ecopetrol S.A. gross oil and gas production (mboed)	1Q 2012	1Q 2011	∆ (%)
Crude Oil	579.1	537.0	7.8%
Natural Gas*	108.4	97.1	11.6%
Total	687.5	634.1	8.4%

Hocol (mboed)	1Q 2012	1Q 2011	∆ (%)
Crude Oil	28.5	30.5	-6.6%
Natural Gas	0.5	0.8	-37.5%
Total	29.0	31.3	-7.3%

Savia (mboed)**	1Q 2012	1Q 2011	∆ (%)
Crude Oil	6.6	6.2	6.5%
Natural Gas	0.8	1.2	-33.3%
Total	7.4	7.4	0.0%

Equion (mboed)	1Q 2012	1Q 2011	∆ (%)
Crude Oil	10.6	6.5	63.1%
Natural Gas	6.6	5.0	32.0%
Total	17.2	11.5	49.6%

Ecopetrol America-K2 (mboed)	1Q 2012	1Q 2011	∆ (%)
Crude Oil	2.1	1.8	16.7%
Natural Gas	0.2	0.2	0.0%
Total	2.3	2.0	15.0%

Corporate Group	1Q 2012	1Q 2011	∆ (%)
Crude Oil	626.9	582.0	7.7%
Natural Gas	116.5	104.3	11.7%
Total Group's production	743.4	686.3	8.3%

* Gas production for the first quarter of 2012 includes 7,2 mboed of white products

** Production for the first quarter of 2011 was revised in order to show production on field instead of sold volumes

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Production of Ecopetrol S.A.:

Ecopetrol S.A.’s gross production equivalent of crude oil and gas grew 8.4% over last year’s first quarter, from 634.1 MBOED to 687.54 MBOED with 84.2% of crude oil.

Production per type of crude*
	1Q 2012	1Q 2011	Δ (%)
Light crudes	61.3	60.0	2.2%
Medium crudes	221.3	230.3	-3.9%
Heavy crudes	296.5	246.7	20.2%
Total	579.1	537.0	7.8%

*Does not include subsidiary companies

In the first quarter of 2012, the company experienced security issues and attacks against the Caño Limon – Coveñas pipeline that impacted the growth of crude oil production.

Production of heavy crude oil accounted for 51% of total crude production increasing 20.1% over the production of the first quarter of 2011. The fields with highest production were: 1) Castilla and Chichimene which reached an average quarterly production of 109.6 MBOD and 42.7 MBOD respectively; 2) In partnership operations, the assets with the greatest participation were Rubiales and Quifa (in partnership with Metapetroleum), which contributed 121.4 MBOD of gross production for Ecopetrol; and 3) Chuchupa and Ballena with 60 MBOED and Cusiana with 37 MBOED for Ecopetrol.

Gas sales in the first quarter of 2012, not including white products, were 101.1 MBOED.

According to the drilling plans for this year, 170 development wells were drilled in the first quarter of 2012. The reduction when compared to same quarter of 2011 is part of this year’s plan and does not compromise meeting 2012 production targets.

The following is a summary of development wells by region:

Development wells
	1Q 2012			1Q 2011
Region	Direct	In partnership	Total	Direct	In partnership	Total	∆ (%)
Magdalena	20	41	61	33	100	133	-54.1%
Central	37	49	86	48	63	111	-22.5%
Nororiental	-	2	2	1	3	4	-50.0%
Catatumbo Orinoquia	1	12	13	1	13	14	-7.1%
South	1	5	6	1	8	9	-33.3%
Minor fields	-	2	2	-	-	-	0.0%
Total	59	111	170	84	187	271	-37.3%

4 Includes 7.2 MBOED of white products

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Lifting costs of Ecopetrol S.A.:

Lifting cost per barrel produced by Ecopetrol S.A. in the first quarter of 2012 was US$9.14 (based on the methodology approved by the SEC, which does not include royalties in the calculation of per barrel costs), an increase of US$1.73 per barrel as compared to the same period of 2011, as the net result of:

•	Higher costs of the associated operation related to high-price clauses, increase in water treatment volumes, logistical schemes designed to face specific situations derived from attacks against transportation infrastructure and efforts to reactivate wells (US$+2.01 per barrel).
•	Revaluation of the Colombian peso versus the U.S. dollar (US$+0.37 per barrel).
•	Lower costs from higher production volumes (US$-0.65 per barrel).

d.	Refining and petrochemicals

Barrancabermeja Refinery:

Refinery runs*
Mbod	1Q 2012	1Q 2011	∆ (%)
Barrancabermeja	200.3	229.5	(12.7)%

* Includes volumes used in the refinery, not total volumes received.

Throughput at the refinery fell 12.7% in the first quarter of 2012 compared to the same period of the preceding year. The utilization factor dropped from 82.7% to 64.8% due to scheduled maintenance of the bottom product distillation column.

With regard to the modernization project, contracts for all risk insurance were awarded for the assembly, construction and transporting of materials and heavy equipment. By the end of the quarter, 10% progress had been reached.

The master plan for industrial services was 42% complete by the end of the quarter.

Cost and refining margins of the Barrancabermeja refinery:

Operating cash cost of the Refinery for the first quarter of 2012 was US$6.78 per barrel, an increase of US$1.88 per barrel compared to the same quarter of 2011 as the net result of:

•	Higher costs due to decreased throughput given the scheduled stoppages (US$+0.80 per barrel).
•	Higher costs due to: 1) maintenance during scheduled stoppages, 2) greater utilization of labor hours, and 3) higher service requirements generated by plant stoppages (US$+0.81)
•	Higher cost due to the Colombian peso revaluation vs. the U.S. dollar (US$+0.27 per barrel).

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Gross refining margin for the first quarter of 2012 was US$5.92 per barrel, down 55.5% from the US$13.31 per barrel during the same period of last year. This reduction in margin comes from a cost increase of US$13.4 per barrel due to the higher crude export prices which are the benchmark of the refinery´s feedstock. Results were also affected by the lower percentage of valuable products from the scheduled maintenance at the bottom product distillation column.

Reficar S.A. (Cartagena Refinery):

Refinery runs*
Mbod	1Q 2012	1Q 2011	∆ (%)
Cartagena	73.6	78.2	(5.9)%

* Includes volumes used in the refinery, not total volumes received.

Crude oil throughput at the refinery fell 5.9% in the first quarter of 2012 compared to the same period of 2011, due to less availability of light crude after the attacks versus the Cano-Limo-Coveñas Pipeline and the Oleoducto Transandino. The utilization factor went from 82.67% to 50.8% due to scheduled maintenance on the cracking unit.

Gross refining margin for the first quarter was US$5.44/Bl, a reduction of 44% compared to the same quarter of last year, as the result of higher crude export prices which are the benchmark of the feedstock. Additionally there was a lower production of gasoline due to the maintenance of the cracking unit.

As of March 31, 2012, the expansion and modernization project at the refinery was 61.3%, complete in with COL$650 billion invested.

e.	Transportation

Transported volumes:

In the first quarter of 2012, an average 1,224.3 MBOD was transported (316.6 MBOD in refined products and 907.7 MBOD of crude oil), an increase of 85.1 MBOD (7.5%) compared to the daily average volume transported in the first quarter of 2011 (1,139.2 MBOD5). Higher transported volumes were led mainly by the increased transportation of crude and diluents in the Llanos region.

The following are the highlights of the quarter:

Crude oil:

•	Installation of two 85 MBOD pumping units to increase the capacity of the Monterrey – Altos del Porvenir system from 340 to 550 MBOD. These units should start operations during the second quarter of the year.
•	The 20 MBOD pumping unit on the Galan – Ayacucho 14” system was put in place.
•	Start of operations of a new line that allows handling the Bachado crude in the Rubiales – Monterrey ODL system.
•	Beginning of the construction contract for the Apiay - Monterrey 30” oil pipeline.

[5]	Transported volumes reported in the first quarter of 2011 were reestimated because of 1) an adjustment in the information, and 2) the addition of the volumes transported through the El Viento –Cusiana pipeline

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Storage facilities:

•	The TK 142 storage tank was delivered in the Puerto Salgar plant with 56 MBD of reinstated capacity.

Transportation costs:

The barrel/kilometer transport cost for the first quarter of 2012 was COL$7.07/BKM, decreasing COL$0.18/BKM when compared to the same quarter of last year (COL$7.25 /BKM), due primarily to:

•	Lower costs associated with greater transported volumes (COL$-1.41/BKM).
•	Higher costs as the result of: 1) an increase in processing raw materials for higher volumes of drag reducing agents required to handle higher transported volume, 2) maintenance to ensure that the systems are operating properly and to address geotechnical maintenance issues associated with the harsh rain season, 3) higher infrastructure aerial surveillance costs, and 4) higher depreciations given the start of operations of revamped systems and new pipelines and multipurpose lines (COL$+1.23 BKM).

Oleoducto Bicentenario:

During the first quarter of 2012 construction proceeded on phase I of the project (construction of the Araguaney – Banadía line) of which 52.09% had been completed. By the end of the quarter the total Capex amounted to US$779,747.

f.	Biofuels

Ecodiesel Colombia S.A.:

During the first quarter of 2012 a total of 30.3 thousand tons of biofuels were produced, compared to 22.5 thousand tons in the first quarter of 2011, mainly explained by a better operating efficiency and a 96% utilization factor. Sales of biofuels and its byproducts generated revenues of COL$79.9 in the quarter.

Bioenergy S.A.:

The Bioenergy project was completed in 33.8% by the end of the first quarter (32.1% an industrial component and 38.0% an agricultural component). The project is expected to start operations by the first quarter of 2013.

III. Organizational Consolidation, Social Corporate Responsibility and Corporate Governance

a.	Organizational consolidation

a

Health, Safety and Environment (HSE):

In the first quarter of 2012, the Lost Time Accident Frequency Index was 0.99 accidents per million man hours, an improvement over the 1.56 accidents per million man hours in the same quarter of the previous year. During this quarter, 35 accidents were reported, a 28% decrease in comparison to the first quarter of 2011.

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With respect to environmental management, the company signed technical cooperation agreements with the U.S. Environmental Protection Agency – EPA (in the framework of the Global Methane Initiative) and the Canadian government through PTAC (Petroleum Technology Alliance of Canada) for identification and evaluation of mitigation opportunities for greenhouse gases and increasing energy efficiency in the various areas where Ecopetrol operates. The donation that Ecopetrol will receive for the period March 2012-March 2013 is estimated at US$1.5 million.

In the first quarter of 2012, there were 4 environmental accidents pursuant and 76 barrels were spilled. The results show a marked improvement over the first quarter of last year in which there were 2,274 barrels spilled and 11 environmental accidents due to operating causes.

On April 16, 2012, Ecopetrol was served with a class action suit against the company seeking monetary damages of approximately COL$85,936 billion related to the Caño Limon – Coveñas crude oil pipeline spill. Based on a preliminary analysis, Ecopetrol believes that the amount of money damages claimed is reckless. The Attorney General´s Office filed a motion requesting the judge to require the claimant to justify the amount. However, Ecopetrol is still in the process of evaluating the merits of this claim and whether the ultimate outcome is likely to have a material adverse effect on the financial position or results of operations.

Science and technology:

The Administrative Department of Science, Technology and Innovation of Colombia – Colciencias officially recognized Ecopetrol’s Colombian Petroleum Institute as a research center.

In March 2012, the Mexican government, through its Mexican Industrial Property Institute, granted Ecopetrol for the first time patents for two additives (anti-rubber, anti-clogging and asphalt dispersants and its acquiring process, and anti-coking and asphaltine stabilizer and its acquiring process), helping improve visbreaking processes in refining and petrochemical areas.

By means of the application of technological solutions between the ICP and the company’s operating areas, we generated US$118.52 million in economic benefits through initiatives such as: 1) use of additives at refineries, 2) optimization strategies in the rational use of energy, 3) reliability strategies, 4) energy integration at Castilla field and 5) injection of chemicals at the Dina-Tello fields, among others.

b.	Corporate responsibility

Social investments:

As a result of productive projects developed during the first quarter of 2012, 255 people were trained in production skills. 145 productive units and 10 companies were consolidated. The objective is to have a coherent process of design and management, taking into account criteria such as sustainability, participation and competitiveness and eventually inclusion within the company’s value chain.

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Stakeholders:

During the first quarter of 2012, the following milestones were reached in interactions with stakeholders:

•	Attention to the citizens: During the first quarter of the year, 4,756 petitions, complaints and claims were handled, all of which were answered, producing an opportunity indicator of 99.36%.
•	Three monitoring reports of national stakeholders were issued as well as 14 of regional stakeholders.
•	Ecopetrol held four stakeholder roundtables with the participation of over 120 people.

c.	Corporate governance

General Shareholder Meeting:

On March 22, the General Shareholder Meeting was held with the participation of more than 16,000 shareholders. The main approvals were: 1) administration reports, 2) the concept from external auditors, 3) appointment of KPMG as external auditor for fiscal year 2012 4) unconsolidated and consolidated financial statements through December 31, 2011; 5) project for income distribution, and 5) election of the Board of Directors for the period 2012-2013 as follows:

Non-independent members:

•	Minister of Finance and Public Credit
•	Minister of Mines and Energy
•	Head of the National Planning Agency
•	Federico Rengifo Vélez

Independent members:

•	Fabio Echeverri Correa
•	Joaquin Moreno Uribe
•	Luis Carlos Villegas
•	Amylkar Acosta Medina (represents hydrocarbon’s producing regions)
•	Roberto Steiner Sanpedro (represents minority shareholders)

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IV. Consolidated financial results6

Consolidated Income Statement
(COP$ Billion)	1Q 2012 *	1Q 2011 *	∆ (%)
Local Sales	5,300.5	4,700.6	12.8%
Export Sales	12,188.5	9,272.1	31.5%
Sales of services	481.5	415.0	16.0%
Total Sales	17,970.5	14,387.7	24.9%

Variable Costs	7,750.6	6,115.0	26.7%
Fixed Costs	1,979.7	1,669.1	18.6%
Cost of Sales	9,730.3	7,784.1	25.0%
Gross profit	8,240.2	6,603.6	24.8%
Operating Expenses	759.5	924.7	(17.9)%
Operating Profit	7,480.7	5,678.9	31.7%
Non Operating Loss	(847.9)	(628.2)	35.0%
Income tax	2,245.2	1,824.2	23.1%
Minority interest	113.7	116.2	(2.2)%
Net Income	4,273.9	3,110.3	37.4%

EBITDA	8,721.7	6,870.4	26.9%
EBITDA Margin	49%	48%

*   Not audited, for illustration purposes only

The highest individual contributions to total sales (before eliminations) came from the Cartagena Refinery COP$ 1,277.2 billion, Hocol with COP$ 1,087.3, Equión with COP$ 562.8 billion, Propilco S.A. COP$354.8 billion and Ocensa S.A. with COP$256.9 billion.

The main contributions from subsidiaries to consolidated net income came from Equion with COP$219.4 billion, Hocol with COP$186.9 billion, Reficar with COL$116.8, ODL Finance with COL$25.4 billion and Comai with COP$8.9 billion. The highest net loss was recorded by Ecopetrol America Inc. in the amount of COP$ 23.2 billion

6 For purposes of consolidation of the first quarter 2012, in addition to Ecopetrol’s results, those of the following subsidiaries have been included: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol América Inc, Ecopetrol del Perú S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A. (as of Feb. 2012), Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd., Equión Energía Limited and Ecopetrol Global Capital SLU.

The consolidated financial statements of first quarter 2011 include the following subsidiaries: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol América Inc, Ecopetrol del Perú S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A. (as of Feb. 2011) , Oleoducto Bicentenario, Ecopetrol Capital A.G. and Ecopetrol Transportation Investments Ltd., Equión Energía Limited (since January 24, 2011)

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Ecopetrol del Peru, Ecopetrol do Brasil, Ecopetrol America and Bioenergy have not reported earnings yet since they are either in the pre-operational stage or are carrying out exploratory activities that have not yielded production, with the exception of Ecopetrol America. In line with the foregoing, subsidiaries in the crude and product transport business report earnings for the consolidated corporate group by lowering transport costs.

Under the equity participation method, Offshore International Group (Savia Peru) contributed with COP$ 17.9 billion to the Group’s net income, Invercolsa with COP$ 1.5 billion, Transgas with COP$1.4 billion, and Serviport with COP$1.2 billion.

Ebitda for the first quarter of 2012 was COP$8,721.7 billion, 27% higher than the Ebitda of the first quarter of 2011. Margin Ebitda was 49%, based mainly in operating results.

Equity Method: Net income by segment
(COP$ Billion)	1Q 2011
Exploration and Production	290.10
Refining	119.10
Transportation	17.40
Corporate	17.30
Total	443.90

Consolidated Balance Sheet
(COP$ Billion)	March 31, 2012	December 31, 2011	Δ (%)
Current Assets	25,309.3	19,037.3	32.9%
Long Term Assets	76,856.2	73,240.1	4.9%
Total Assets	102,165.5	92,277.4	10.7%
Current Liabilities	32,157.8	15,752.4	104.1%
Long Term Liabilities	21,258.2	19,583.5	8.6%
Total Liabilities	53,416.0	35,335.9	51.2%
Equity	46,389.8	54,688.9	(15.2)%
Minority interest	2,359.7	2,252.6	4.8%
Total Liabilities and Shareholders´ Equity	102,165.5	92,277.4	10.7%

Debit Memorandum accounts	127,798.3	130,221.9
Credit Memorandum accounts	105,619.5	111,784.6

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V. Presentation of results

On Wednesday, May 2, 2012, Ecopetrol’s management will host two webcasts to review results for the first quarter of 2012:

Spanish	English
May 2, 2012	May 2, 2012
1:30 p.m. Bogota	3:00 p.m. Bogota
2:30 p.m. New York / Toronto	4:00 p.m. New York / Toronto

The webcast will be available on Ecopetrol’s website www.ecopetrol.com.co

Please access the site 10 minutes beforehand in order to download the necessary software. A copy of the webcast will remain available for one year following the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia as measured by revenue, profits, assets and net equity. Ecopetrol is the only Colombian vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its affiliates include the following companies: Propilco, Black Gold Re Ltd., Ecopetrol Oleo e Gas do Brasil Ltda., Ecopetrol America Inc., Ecopetrol del Perú S.A., Hocol, Equión Energía Limited, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., Oleoducto de Colombia, Refinería de Cartagena, Ecopetrol Transportation Investment, Ecopetrol Capital AG and Oleoducto Bicentenario de Colombia S.A.S. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%), and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, the New York Stock Exchange (NYSE) under the symbol ECP and the Toronto Stock Exchange (TSX) under the symbol ECP. La company divides its operations into four business segments as follow: 1) exploration and production, 2) transport, 3) refining and 4) supply and marketing.

For more information on Ecopetrol, please visit www.ecopetrol.com.co

Forward-looking statements

This news release contains forward-looking statements related to the prospects of the business, estimates for operating and financial results, and growth forecasts of Ecopetrol. These are projections, and, as such, are solely based on the expectations of management concerning the future of the company and its continued access to capital to finance the company’s business plan. Such forward-looking statements depend, essentially, on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

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Contact information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

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VI. Exhibits

Unaudited Income Statement

Ecopetrol S.A.

COP$ Million	1Q-2012	1Q-2011	∆ (%)	4Q-2011
Income
Local Sales	4,539,277	4,089,496	11.0%	4,787,573
Export Sales	9,132,191	6,657,333	37.2%	9,266,890
Sales to free trade zone	1,347,609	1,302,488	3.5%	1,530,298
Sale of Services	368,719	349,881	5.4%	403,455
Total Income	15,387,796	12,399,198	24.1%	15,988,216
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,385,158	2,488,589	36.0%	3,563,405
Amortization and Depletion	728,286	750,185	(2.9)%	15,495
Imported products	1,854,002	1,335,587	38.8%	1,873,549
Hydrocarbon Transportation Services	212,776	241,738	(12.0)%	335,418
Inventories	(227,289)	(412,961)	45.0%	(363,333)
Other	138,032	414,350	(66.7)%	609,443
Fixed Costs
Depreciation	301,230	271,640	10.9%	286,544
Contracted Services	612,128	445,456	37.4%	783,204
Maintenance	240,632	200,520	20.0%	456,811
Labor Costs	234,862	199,488	17.7%	364,886
Other	187,231	160,751	16.5%	436,189
Total Cost of Sales	7,667,048	6,095,343	25.8%	8,361,611
Gross Profits	7,720,748	6,303,855	22.5%	7,626,605
Operating Expenses
Administration	151,092	128,109	17.9%	178,794
Selling expenses	473,197	307,792	53.7%	481,289
Exploration and Projects	168,142	491,171	(65.8)%	(52,899)
Operating Income	6,928,317	5,376,783	28.9%	7,019,421
Non Operating Income (expenses)
Financial Income	1,259,336	1,014,826	24.1%	1,447,046
Financial Expenses	(1,434,473)	(1,085,237)	32.2%	(1,319,596)
Interest expenses	(55,608)	(18,975)	193.1%	(153,788)
Non Financial Income	226,396	265,637	(14.8)%	580,598
Non Financial Expenses	(953,738)	(797,484)	19.6%	(1,069,442)
Results from Subsidiaries	443,964	336,698	31.9%	(21,033)

Income before income tax	6,414,194	5,092,248	26.0%	6,483,206
Provision for Income Tax	2,071,143	1,687,571	22.7%	2,050,593
Minority interest
Net Income	4,343,051	3,404,677	27.6%	4,432,613

EBITDA	8,061,781	6,489,294	24.2%	7,463,865
EBITDA MARGIN	52%	52%		47%
EARNINGS PER SHARE	$105.63	$84.12	25.6%	$107.81

Note: For comparison effects, reclasifications were made in the cost reported in the first quarter of 2011

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Unaudited Income Statement

Ecopetrol Consolidated

COP$ Million
	1Q-2012*	1Q-2011 *	∆ (%)	4Q-2011*
Income
Local Sales	5,300,472	4,700,646	12.8%	6,027,645
Export Sales	12,188,453	9,272,067	31.5%	12,341,453
Sales to free trade zone	-	-	0.0%	-
Sale of Services	481,491	414,970	16.0%	482,606
Total Income	17,970,416	14,387,683	24.9%	18,851,704
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	4,513,195	3,470,629	30.0%	3,843,310
Amortization and Depletion	899,870	879,727	2.3%	133,869
Imported products	2,401,767	1,790,792	34.1%	2,716,832
Hydrocarbon Transportation Services	218,927	185,342	18.1%	300,704
Inventories	(291,843)	(497,902)	(41.4)%	(262,786)
Other	8,637	286,454	(97.0)%	1,086,107
Fixed Costs
Depreciation	449,018	426,967	5.2%	464,916
Contracted Services	619,483	429,020	44.4%	810,402
Maintenance	318,431	290,175	9.7%	567,779
Labor Costs	252,444	246,467	2.4%	388,999
Other	340,313	276,473	23.1%	625,008
Total Cost of Sales	9,730,242	7,784,144	25.0%	10,675,140
Gross Profits	8,240,174	6,603,539	24.8%	8,176,564
Operating Expenses
Administration	254,768	220,775	15.4%	245,725
Selling expenses	274,493	187,009	46.8%	444,054
Exploration and Projects	230,199	516,912	(55.5)%	88,815
Operating Income	7,480,714	5,678,843	31.7%	7,397,970
Non Operating Income (expenses)
Financial Income	1,936,070	1,143,247	69.3%	1,653,381
Financial Expenses	(1,938,915)	(1,183,305)	63.9%	(1,605,927)
Interest expenses	(102,764)	(52,735)	94.9%	(178,840)
Non Financial Income	240,283	294,382	(18.4)%	679,167
Non Financial Expenses	(982,547)	(829,789)	18.4%	(1,155,045)

Income before income tax	6,632,841	5,050,643	31.3%	6,790,706
Provision for Income Tax	2,245,157	1,824,175	23.1%	2,239,731
Minority interest	113,742	116,151	(2.1)%	113,214
Net Income	4,273,942	3,110,317	37.4%	4,437,761

EBITDA	8,721,727	6,870,364	26.9%	7,952,045
EBITDA MARGIN	49%	48%		42%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

This statement is not audited

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Balance Sheet

Unaudited

	Ecopetrol S.A.			Ecopetrol Consolidated

	March 31, 2012	December 31, 2011	∆ (%)	March 31, 2012	December 31, 2011	∆ (%)
COP$ Million

Assets
Current Assets
Cash and cash equivalents	8,211,902	4,303,043	90.8%	10,391,302	6,585,628	57.8%
Investments	2,748,141	1,263,937	117.4%	2,968,814	1,531,911	93.8%
Accounts and notes receivable	4,096,347	5,256,982	(22.1)%	4,694,777	4,635,834	1.3%
Inventories	2,628,883	2,395,929	9.7%	3,028,405	2,761,605	9.7%
Other	3,080,110	2,604,194	18.3%	4,226,032	3,522,335	20.0%
Total Current Assets	20,765,383	15,824,085	31.2%	25,309,330	19,037,313	32.9%
Non Current Assets
Investments	20,765,513	17,353,028	19.7%	8,151,760	5,474,805	48.9%
Accounts and notes receivable	1,600,080	2,034,167	(21.3)%	489,924	407,929	20.1%
Property, plant and equipment, net	19,902,700	19,119,854	4.1%	30,586,262	30,033,380	1.8%
Natural and environmental properties, Net	13,580,349	13,753,201	(1.3)%	16,128,155	15,440,787	4.5%
Resources delivered to administration	286,316	283,504	1.0%	321,666	-	0.0%
Other	16,297,238	16,883,334	(3.5)%	21,178,403	21,883,172	(3.2)%
Total Non Current Assets	72,432,196	69,427,088	4.3%	76,856,170	73,240,073	4.9%
Total Assets	93,197,579	85,251,173	9.3%	102,165,500	92,277,386	10.7%

Liabilities and Equity
Current Liabilities
Financial obligations	450,190	452,692	(0.6)%	1,165,463	831,594	40.1%
Accounts payable and related parties	18,926,625	4,171,147	353.8%	19,139,843	4,374,890	337.5%
Estimated liabilities and provisions	1,305,326	1,199,646	8.8%	2,050,600	1,695,193	21.0%
Other	8,861,735	7,994,837	10.8%	9,801,864	8,850,760	10.7%
Total Current Liabilities	29,543,876	13,818,322	113.8%	32,157,770	15,752,437	104.1%
Long Term Liabilities
Financial obligations	5,423,065	5,718,463	(5.2)%	9,010,732	7,969,978	13.1%
Labor and pension plan obligations	3,274,523	3,180,270	3.0%	3,284,432	3,190,229	3.0%
Estimated liabilities and provisions	3,966,518	3,984,580	(0.5)%	4,076,182	4,084,829	(0.2)%
Other	3,923,306	3,538,500	10.9%	4,886,896	4,338,427	12.6%
Total Long Term Liabilities	16,587,412	16,421,813	1.0%	21,258,242	19,583,463	8.6%
Total Liabilities	46,131,288	30,240,135	52.5%	53,416,012	35,335,900	51.2%
Minoritary Interest				2,359,728	2,252,631	4.8%
Equity	47,066,291	55,011,038	(14.4)%	46,389,760	54,688,855	(15.2)%

Total Liabilities and Shareholders' Equity	93,197,579	85,251,173	9.3%	102,165,500	92,277,386	10.7%

Memorandum Debtor Accounts *	121,666,784	122,266,344		127,798,266	130,221,873
Memorandum Creditor Accounts *	101,153,803	103,461,130		105,619,534	111,784,599

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet

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Unaudited Cash Flow Statement

Ecopetrol S.A.

COP$ million	1Q 2012 *	1Q 2011 *	∆ (%)	4Q 2011 *
Cash flow provided by operating activities:
Net income	4,343,051	3,404,677	27.6%	4,432,613
Adjustments to reconcile net income to cash provided by operating activities:	-	-	0.0%	-
Depreciation, depletion and amortization	1,216,158	1,165,421	4.4%	927,255
Net provisions	124,416	47,740	160.6%	211,883
Disposal of property, plant and equipment	150	399	-62.4%	(2,320)
Loss for disposal of property, plant and equipment	-	-	0.0%	418
Loss for disposal of natural and environmental resources	3,490	-	0.0%	-
Loss for disposal of other assets	-	59	-100.0%	12
Income (loss) from equity method on affiliated companies	(443,964)	(336,698)	31.9%	21,031
Net changes in operating assets and liabilities:	-	-	0.0%	-
Accounts and notes receivable	1,179,757	(1,301,946)	190.6%	1,607,939
Inventories	(232,729)	(393,688)	40.9%	(375,343)
Deferred and other assets	484,146	(1,542,484)	131.4%	132,934
Accounts payable and related parties	2,193,884	1,381,823	58.8%	(2,280,447)
Taxes payable	1,384,168	3,416,769	-59.5%	1,919,131
Labor obligations	(42,360)	(14,526)	191.6%	(117,336)
Estimated liabilities and provisions	(115,274)	(93,448)	23.4%	50,384
Cash provided by operating activities	10,094,893	5,734,098	76.1%	6,528,154

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	(813,145)	100.0%	-
Purchase of investment securities	(6,871,316)	(4,512,633)	52.3%	(2,027,495)
Redemption of investment securities	2,457,636	3,200,789	-23.2%	1,035,728
Sale of property, plant and equipment	-	711	-100.0%	-
Investment in natural and environmental resources	(542,001)	(413,297)	-31.1%	(1,386,313)
Additions to property, plant and equipment	(1,191,579)	(1,152,401)	3.4%	(1,739,619)
Net cash used in investing activities	(6,147,260)	(3,689,976)	66.6%	(4,117,699)

Cash flows from financing activities:
Financial obligations	(71,316)	(60,282)	18.3%	(387,572)
Received from associates - capitalization	-	(43)	100.0%	1,750,189
Dividends	32,542	61,897	-47.4%	(1,942,683)
Net cash used in financing activities	(38,774)	1,572	-2566.5%	(580,066)

Net increase (decrease) in cash and cash equivalents	3,908,859	2,045,694	91.1%	1,830,389
Cash and cash equivalents at the beginnig of the year	4,303,043	1,592,083	170.3%	2,472,654
Cash and cash equivalents at the end of the year	8,211,902	3,637,777	125.7%	4,303,043

NOTES:

* Not audited, for illustration purposes only.

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Unaudited Cash Flow Statement

Ecopetrol Consolidated

COP$ million	1Q 2012 *	1Q 2011 *	∆ (%)	4Q 2011 *

Cash flow provided by operating activities:
Net income	4,273,943	3,110,317	37.4%	4,437,761
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	113,742	116,150	(2.1)%	113,214
Depreciation, depletion and amortization	1,583,761	1,456,396	8.7%	1,270,254
Net provisions	128,594	46,958	173.8%	193,519
Disposal of property, plant and equipment	-	-		418
Loss for disposal of property, plant and equipment	150	399	(62.4)%	(2,320)
Loss for disposal of natural and environmental resources	3,490	-		-
Loss for disposal of other assets	-	59		12
Income (loss) from equity method on affiliated companies	(21,924)	(43,524)	49.6%	(53,055)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(728,481)	(1,226,084)	(40.6)%	1,861,684
Inventories	(267,871)	(485,373)	44.8%	(209,456)
Deferred and other assets	299,003	(433,747)	168.9%	(1,674,074)
Accounts payable and related parties	2,365,608	1,011,231	133.9%	(2,394,614)
Taxes payable	981,473	2,180,887	(55.0)%	2,827,276
Labor obligations	(67,771)	(12,961)	422.9%	(108,374)
Estimated liabilities and provisions	601,262	447,590	34.3%	704,266
Cash provided by operating activities	9,264,979	6,168,298	50.2%	6,966,511

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	(813,145)	(100.0)%	-
Purchase of investment securities	(6,871,316)	(4,512,633)	(52.3)%	(2,027,495)
Redemption of investment securities	2,474,274	3,619,698	(31.6)%	1,604,767
Sale of property, plant and equipment	-	711	(100.0)%	-
Investment in natural and environmental resources	(1,541,153)	(1,179,393)	30.7%	(1,503,637)
Additions to property, plant and equipment	(1,148,214)	(1,914,570)	40.0%	(3,253,370)
Net cash used in investing activities	(7,086,409)	(4,799,332)	(47.7)%	(5,179,735)

Cash flows financing activities:
Minority interest	(6,645)	627,096	(101.1%)	919,085
Financial obligations	1,601,207	(78,291)	2,145.2%	(157,817)
Received from associates - capitalization	-	(43)	100.0%	1,750,189
Dividends	32,542	61,897	(47.4%)	(1,981,183)
Net cash used in financing activities	1,627,104	610,659	166.5%	530,274

Net increase (decrease) in cash and cash equivalents	3,805,674	1,979,625	92.2%	2,317,050
Cash and cash equivalents at the beginnig of the year	6,585,628	3,726,778	76.7%	4,268,578
Cash and cash equivalents at the end of the year	10,391,302	5,706,403	82.1%	6,585,628

Notes

*     According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements t the end of each fiscal year, therefore the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol’s financial statement, though they do adjust to the methodology defined for this purpose.

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Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	1Q 2012 *	1Q 2011 *	∆ (%)	4Q 2011*
EBITDA CALCULATION
Operating income	6,928,317	5,376,783	28.9%	7,019,420
Plus: Depreciations, depletions and amortizations	1,133,464	1,112,511	1.9%	444,445
UNCONSOLIDATED EBITDA	8,061,781	6,489,294	24.2%	7,463,865

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-
Net Income	4,343,051	3,404,677	27.6%	4,432,613
Depreciations, depletions and amortizations	1,133,464	1,112,511	1.9%	444,445
Financial income	(1,259,336)	(1,014,826)	24.1%	(1,447,046)
Financial expenses	1,490,081	1,104,212	34.9%	1,473,384
Non financial income	(226,396)	(265,637)	-14.8%	(580,597)
Non financial expenses	953,738	797,484	19.6%	1,069,442
Results in subsidiaries	(443,964)	(336,698)	31.9%	21,031
Provision for income tax	2,071,143	1,687,571	22.7%	2,050,593
UNCONSOLIDATED EBITDA	8,061,781	6,489,294	24.2%	7,463,865

Ecopetrol Consolidated

COP$ Millions	1Q 2012 *	1Q 2011 *	∆ (%)	4Q 2011*
EBITDA CALCULATION
Operating income	7,480,714	5,678,843	31.7%	7,397,969
Plus: Depreciations, depletions and amortizations	1,475,601	1,404,141	5.1%	751,784
Minority interest	(234,587)	(212,620)	10.3%	(197,708)
CONSOLIDATED EBITDA	8,721,728	6,870,364	26.9%	7,952,045

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-
Net income	4,273,943	3,110,317	37.4%	4,437,761
Depreciations, depletions and amortizations	1,475,601	1,404,141	5.1%	751,784
Financial income	(1,912,702)	(1,084,549)	76.4%	(1,653,381)
Financial expenses	2,040,233	1,220,866	67.1%	1,784,766
Non financial income	(263,651)	(353,079)	-25.3%	(679,168)
Non financial expenses	983,992	844,963	16.5%	1,155,046
Minority interest on net income	113,742	116,150	-2.1%	113,214
Provision for income taxes	2,245,157	1,824,175	23.1%	2,239,731
Minority interest on Ebitda	(234,587)	(212,620)	10.3%	(197,708)
CONSOLIDATED EBITDA	8,721,728	6,870,364	26.9%	7,952,045

* Not audited, for illustration purposes only

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VII. Subsidiaries results

Note: Financial statements of subsidiaries are not audited.

Exploration and Production

1.	Hocol:

Income Statement
(COP$ Billion)	1Q 2012	1Q 2011
Local Sales	2.0	2.1
Export Sales	1,085.3	889.6
Sales of services	-	-
Total Sales	1,087.3	891.8
Variable Costs	706.7	525.3
Fixed Costs	101.0	90.4
Cost of Sales	807.7	615.7
Gross profit	279.6	276.1
Operating Expenses	37.2	8.7
Operating Profit	242.4	267.4
Profit/(Loss) before taxes	250.9	275.8
Income tax	64.0	89.9
Net Income/Loss	186.9	185.9

EBITDA	321.3	336.8
EBITDA margin	30%	38%

Balance Sheet
(COP$ Billion)	As of March 31, 2012	As of March 31, 2011
Current Assets	1,226.6	1,400.7
Long Term Assets	1,606.4	1,613.5
Total Assets	2,833.0	3,014.2
Current Liabilities	691.9	557.2
Long Term Liabilities	158.5	178.4
Deferred taxes	-	-
Total Liabilities	850.4	735.6
Equity	1,982.6	2,278.6
Total Liabilities and Shareholders´ Equity	2,833.0	3,014.2

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2.	Savia Perú

Income Statement
US$ million	As of February 29, 2012	As of March 31, 2011

Local Sales	78.1	98.7
Export Sales	-	-
Sales of services	-	2.5
Total Sales	78.1	101.2
Variable Costs	17.6	38.0
Fixed Costs	16.4	12.4
Cost of Sales	34.0	50.4
Gross profit	44.1	50.8
Operating Expenses	10.2	8.7
Operating Profit	33.9	42.1
Profit/(Loss) before taxes	33.0	42.1
Income tax	10.6	7.5

Deferred taxes	(0.4)	4.9
Minority interest	-	-
Net Income/Loss	22.7	28.4

EBITDA	49.0	52.1
EBITDA margin	63%	53%

Balance Sheet
US$ million	As of February 29, 2012	As of December 31, 2011

Current Assets	251.3	237.5
Long Term Assets	582.6	583.7
Total Assets	833.9	821.2
Current Liabilities	196.1	254.2
Long Term Liabilities	169.4	79.8
Deferred taxes	-	42.1
Total Liabilities	365.5	376.1
Equity	468.4	445.2
Total Liabilities and Shareholders´ Equity	833.9	821.2

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3.	Equión

Income Statement
(COP$ Billion)	1Q 2012	1Q 2011
Local Sales	55.3	24.5
Export Sales	507.5	415.9
Sales of services	-	0.8
Total Sales	562.8	441.2
Variable Costs	212.4	168.2
Fixed Costs	31.5	24.3
Cost of Sales	243.9	192.5
Gross profit	318.9	248.7
Operating Expenses	12.6	5.7
Operating Profit	306.3	243.0
Profit/(Loss) before taxes	323.6	259.6
Income tax	104.2	48.0
Net Income/Loss	219.4	211.6

EBITDA	187.0	138.5
EBITDA margin	33%	31%

Balance Sheet
(COP$ Billion)	As of March 31, 2012	As of March 31, 2011
Current Assets	1,281.5	1,061.1
Long Term Assets	2,170.6	2,112.1
Total Assets	3,452.1	3,173.2
Current Liabilities	859.5	800.1
Long Term Liabilities	169.4	154.4
Total Liabilities	1,028.9	954.5
Equity	2,423.2	2,218.7
Total Liabilities and Shareholders´ Equity	3,452.1	3,173.2

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Refining and petrochemicals

1.	Propilco

Sales volume (tons)	1Q 2012	1Q 2011
Polypropylene	101,092	95,515
Polypropylene marketing for COMAI	2,796	2,613
Polyethylene marketing	2,803
Total	106,691	98,127

Income Statement
(COP$ Billion)	1Q 2012	1Q 2011
Local Sales	169.3	173.0
Export Sales	185.5	200.5
Sales of services	-	-
Total Sales	354.8	373.5
Variable Costs	293.8	302.9
Fixed Costs	27.5	26.4
Cost of Sales	321.3	329.2
Gross profit	33.5	44.2
Operating Expenses	27.8	24.4
Operating Profit	5.7	19.9
Profit/(Loss) before taxes	5.5	15.0
Income tax	1.9	2.3
Minority interest	-	-
Net Income/Loss	3.6	12.6

EBITDA	18.4	32.7
EBITDA margin	5.2%	8.7%

Balance Sheet
COP$ Billion	As of March 31, 2012	As of March 31, 2011
Current Assets	646.4	633.7
Long Term Assets	506.7	540.9
Total Assets	1,153.1	1,174.6
Current Liabilities	383.5	362.6
Long Term Liabilities	137.2	155.8
Total Liabilities	520.7	518.4
Equity	632.4	656.2
Total Liabilities and Shareholders´ Equity	1,153.1	1,174.6

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2.	Reficar

Sales Volume (MBD)	1Q 2012	1Q 2011
Local	41.7	41.6
International	56.7	56.1
Total	98.4	97.7

Income Statement (COP$ Billion)	1Q 2012	1Q 2011
Local Sales	593.0	511.2
Export Sales	684.2	599.8
Sales of services	-	-
Total Sales	1,277.2	1,111.0
Variable Costs	1,244.5	1,014.1
Fixed Costs	45.3	37.7
Cost of Sales	1,289.8	1,051.8
Gross profit	(12.6)	59.2
Operating Expenses	54.2	47.7
Operating Profit	(66.8)	11.5
Non Operating income	249.0	25.2
Non Operating expenses	(64.5)	(29.8)
Profit/(Loss) before taxes	117.7	7.0
Income tax	0.8	0.9
Minority interest	-	-
Net Income/Loss	116.9	6.1

EBITDA	(51.8)	30.6
EBITDA margin	-4.1%	2.8%

Balance Sheet COP$ Billion	As of March 31, 2012	As of March 31, 2011
Current Assets	1,507.0	1,307.3
Long Term Assets	6,309.0	5,753.7
Total Assets	7,816.0	7,061.0
Current Liabilities	1,532.9	2,494.3
Long Term Liabilities	3,605.6	2,006.1
Total Liabilities	5,138.5	4,500.4
Equity	2,677.5	2,560.6
Total Liabilities and Shareholders´ Equity	7,816.0	7,061.0

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Transportation

1.	Ocensa

Transported volumes (thousand barrels per day)	1Q 2012	1Q 2011
Cusiana-Porvenir	159.7	92.1
Porvenir-Vasconia	596.2	516.3
Vasconia-Coveñas	406.3	322.4
Coveñas-Export Port	410.1	315.6

Income Statement
(COP$ Billion)	1Q 2012	1Q 2011
Sales of services	256.9	234.0
Total Sales	256.9	234.0
Cost of Sales	159.7	155.8
Gross profit	97.2	78.2
Operating Expenses	22.7	21.1
Operating Profit	74.5	57.1
Profit/(Loss) before taxes	(3.5)	28.6
Income tax	1.4	1.4
Minority interest	-	-
Net Income/Loss	(4.9)	27.2

EBITDA	147.50	96.60
EBITDA margin	57%	41%

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Balance Sheet
COP$ Billion	As of March 31, 2012	As of March 31, 2011
Current Assets	734.2	784.7
Long Term Assets	3,729.0	3,828.2
Total Assets	4,463.2	4,612.9
Current Liabilities	303.1	347.4
Long Term Liabilities	820.3	920.8
Total Liabilities	1,123.4	1,268.2
Equity	3,339.8	3,344.7
Total Liabilities and Shareholders´ Equity	4,463.2	4,612.9

2.	ODL

	1Q 2012	1Q 2011
Transported volumes (MBOD)	225.3	181.1

Income Statement
(COP$ Billion)	1Q 2012	1Q 2011
Sales of services	124.9	69.9
Total Sales	124.9	69.9
Variable Costs	12.8	6.5
Fixed Costs	56.0	29.3
Cost of Sales	68.8	35.7
Gross profit	56.1	34.1
Operating Expenses	4.7	3.0
Operating Profit	51.4	31.2
Profit/(Loss) before taxes	25.6	13.8
Income tax	0.2	-
Minority interest	-	-
Net Income/Loss	25.4	13.8

EBITDA	55.7	33.2
EBITDA margin	45%	48%

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Balance Sheet
COP$ Billion	As of March 31, 2012	As of March 31, 2011
Current Assets	353.80	361.30
Long Term Assets	1,935.50	1,780.06
Total Assets	2,289.30	2,141.36
Current Liabilities	186.50	146.68
Long Term Liabilities	1,399.70	1,316.93
Total Liabilities	1,586.20	1,463.61
Equity	703.10	677.76
Total Liabilities and Shareholders´ Equity	2,289.3	2,141.36

Biofuels

1.	Ecodiesel

Sales volume (thousand barrels per day)	1Q 2012	1Q 2011
Biodiesel	2.4	1.8
Glycerin	0.2	0.0
Total	2.6	1.8

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Income Statement
(COP$ Billion)	As of March 31 de 2012	As of March 31 de 2011
Domestic sales	79.9	70.6
Sales of services	-	-
Total Sales	79.9	70.6
Variable Costs	69.0	64.5
Fixed Costs	-	-
Cost of Sales	69.0	64.5
Gross profit	10.9	6.1
Operating Expenses	8.8	4.0
Operating Profit	2.1	2.1
Profit/(Loss) before taxes	0.00	-
Income tax	-	-
Minority interest	-	-
Net Income	0.00	0.00

EBITDA	10.5	2.1
EBITDA margin	13%	3%

Balance Sheet
COP$ Billion	As of March 31 de 2012	As of December 31 de 2011
Current Assets	64.1	47.9
Long Term Assets	81.9	90.3
Total Assets	146.0	138.2
Current Liabilities	66.2	54.9
Long Term Liabilities	58.5	61.9
Total Liabilities	124.7	116.8
Equity	21.4	21.4
Total Liabilities and Shareholders´ Equity	146.0	138.2

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 1, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer